Exhibit 99.1

Carla Baca
Director of Corporate Communications
P: 615.269.8175

News Release
HEALTHCARE REALTY TRUST ANNOUNCES CEO SUCCESSION PLAN

NASHVILLE, Tennessee, February 16, 2016 - Healthcare Realty Trust Incorporated (NYSE:HR) today announced that Todd J. Meredith has been appointed as the Company’s President and Chief Executive Officer effective December 30, 2016. The Company expects that Mr. Meredith will also be nominated to serve on the board of directors in 2017. The Company’s current CEO, David R. Emery, will transition into the role of Executive Chairman beginning December 30, 2016 for a term of five years. Mr. Emery is the founder of the Company and has served as its CEO and Chairman of the Board since its inception in 1992.

Mr. Meredith (age 41) has been employed by the Company since 2001. He was appointed Executive Vice President - Investments in February 2011 and is responsible for overseeing the Company’s investment activities, including the acquisition, financing and development of medical office and other outpatient medical facilities. Prior to February 2011, he led the Company’s development activities as a Senior Vice President. Before joining the Company in 2001, Mr. Meredith worked in investment banking.

Healthcare Realty Trust is a real estate investment trust that integrates owning, managing, financing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States.  The Company had investments of approximately $3.3 billion in 198 real estate properties as of December 31, 2015.  The Company's 198 owned real estate properties are located in 30 states and total approximately 14.3 million square feet.  The Company provided leasing and property management services to approximately 9.8 million square feet nationwide.

In addition to the historical information contained within, the matters discussed in this press release may contain forward-looking statements that involve risks and uncertainties. These risks are discussed in filings with the Securities and Exchange Commission by Healthcare Realty Trust, including its Annual Report on Form 10-K for the year ended December 31, 2015 under the heading “Risk Factors,” and as updated in its Quarterly Reports on Form 10-Q filed thereafter. Forward-looking statements represent the Company’s judgment as of the date of this release. The Company disclaims any obligation to update forward-looking statements.

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